CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities Offered	Maximum Aggregate Offering Price	Amount of Registration Fee(1)
Global Medium-Term Notes, Series A	$14,204,470(2)	$1,937.49

(1)	Calculated in accordance with Rule 457(r) of the Securities Act of 1933.
(2)	Calculated on the basis of 1,420,447 units each having a $10 principal amount per unit.

Pricing Supplement (To the Prospectus dated August 31, 2010, the Prospectus Supplement dated May 27, 2011, and the Product Supplement FX MITTS-2 dated March 6, 2013)	Filed Pursuant to Rule 424(b)(2) Registration No. 333-169119

The notes are being issued by Barclays Bank PLC (“Barclays”). There are important differences between the notes and a conventional debt security, including different investment risks. See “Risk Factors” and “Additional Risk Factor” on page TS-6 of this term sheet and “Risk Factors” beginning on page S-10 of product supplement FX MITTS-2.

None of the Securities and Exchange Commission (the “SEC”), any state securities commission, or any other regulatory body has approved or disapproved of these securities or determined if this Note Prospectus (as defined below) is truthful or complete. Any representation to the contrary is a criminal offense.

	Per Unit	Total
Public offering price	$10.000	$14,204,470.00
Underwriting discount	$0.175	$248,578.22
Proceeds, before expenses, to Barclays	$9.825	$13,955,891.78

The notes:

Are Not FDIC Insured	Are Not Bank Guaranteed	May Lose Value

Merrill Lynch & Co.

March 28, 2013

1,420,447 Units $10 principal amount per unit CUSIP No. 06742C681 Pricing Date March 28, 2013

Settlement Date April 5, 2013 Maturity Date March 27, 2015 Currency Market Index Target-Term Securities® Linked to the Indian Rupee/Euro Exchange Rate Measure Maturity of approximately two years Linked to the Indian Rupee/Euro Exchange Rate Measure (the “Exchange Rate Measure”), which measures the value of an investment in the Indian rupee relative to the euro If the Indian rupee strengthens relative to the euro, the Exchange Rate Measure increases, and if the Indian rupee weakens relative to the euro, the Exchange Rate Measure decreases 178% participation in increases in the Exchange Rate Measure 1-to-1 downside exposure to decreases in the Exchange Rate Measure, with up to 10% of your principal at risk

No periodic interest payments

Limited secondary market liquidity, with no exchange listing

The notes are senior unsecured debt securities and are not deposit liabilities of Barclays Bank PLC. The notes are not insured by the U.S. Federal Deposit Insurance Corporation or any other governmental agency of the United States, the United Kingdom, or any other jurisdiction

Market Downside Protection

Currency Market Index Target-Term Securities® Linked to the Indian Rupee/Euro Exchange Rate Measure, due March 27, 2015

Summary

The Currency Market Index Target-Term Securities® Linked to the Indian Rupee/Euro Exchange Rate Measure, due March 27, 2015 (the “notes”) are our senior unsecured debt securities. The notes are not guaranteed or insured by the Federal Deposit Insurance Corporation or any other governmental agency of the United States, the United Kingdom or any other jurisdiction or secured by collateral. The notes will rank equally with all of our other unsecured and unsubordinated debt. Any payments due on the notes, including any repayment of principal, will be subject to the credit risk of Barclays. The notes are linked to the Indian rupee/euro Exchange Rate Measure (the “Exchange Rate Measure”), which measures the value of an investment in the Indian rupee relative to the euro. If the Indian rupee strengthens relative to the euro, the Exchange Rate Measure increases, and if the Indian rupee weakens relative to the euro, the Exchange Rate Measure decreases. The notes provide you with 178% participation in increases in the Exchange Rate Measure. If the Exchange Rate Measure decreases, you may lose up to 10% of the principal amount of your notes.

The terms and risks of the notes are contained in this term sheet and the documents listed below (together, the “Note Prospectus”). The documents have been filed as part of a registration statement with the SEC, which may, without cost, be accessed on the SEC website as indicated below or obtained from Merrill Lynch, Pierce, Fenner & Smith Incorporated (“MLPF&S”) by calling 1-866-500-5408:

▪	Product supplement FX MITTS-2 dated March 6, 2013:

http://www.sec.gov/Archives/edgar/data/312070/000119312513093368/d495913d424b2.htm

▪	Series A MTN prospectus supplement dated May 27, 2011:

http://www.sec.gov/Archives/edgar/data/312070/000119312511152766/d424b3.htm

▪	Prospectus dated August 31, 2010:

http://www.sec.gov/Archives/edgar/data/312070/000119312510201448/df3asr.htm

Before you invest, you should read the Note Prospectus, including this term sheet, for information about us and this offering. Any prior or contemporaneous oral statements and any other written materials you may have received are superseded by the Note Prospectus. Capitalized terms used but not defined in this term sheet have the meanings set forth in product supplement FX MITTS-2. Unless otherwise indicated or unless the context requires otherwise, all references in this document to “we,” “us,” “our,” or similar references are to Barclays.

Terms of the Notes

Issuer:	Barclays Bank PLC (“Barclays”)
Original Offering Price:	$10.00 per unit
Term:	Approximately two years
Exchange Rate Measure:	The Indian rupee/euro Exchange Rate Measure, which measures the value of an investment in the Indian rupee relative to the euro, based upon the Exchange Rate.
Exchange Rate:	The number of Indian rupees for which one euro can be exchanged.
Initial Exchange Rate:	69.5585
Final Exchange Rate:	The Final Exchange Rate will be the Exchange Rate on the calculation day, as described on page TS-7.
Starting Value:	100.00
Ending Value:

The value of the Exchange Rate Measure on the calculation day, calculated based upon the Final Exchange Rate, as described on page TS-7. The calculation day is subject to postponement in the event of a Non-Publication Event, as described on page TS-77.

Base Value:	$10.00 per unit
Minimum Redemption Amount:	$9.00 per unit. If you sell your notes before the maturity date, you may receive less than the Minimum Redemption Amount per unit.
Participation Rate:	178%
Calculation Day:	March 20, 2015
Calculation Agent:	Barclays and Merrill Lynch Capital Services, Inc.
Fees and Charges:	The public offering price of the notes includes the underwriting discount of $0.175 per unit as listed on the cover page and an additional charge of $0.075 per unit more fully described on page TS-11.

Redemption Amount Determination

On the maturity date, you will receive a cash payment per unit determined as follows:

Currency Market Index Target-Term Securities®	TS-2

Currency Market Index Target-Term Securities® Linked to the Indian Rupee/Euro Exchange Rate Measure, due March 27, 2015

Investor Considerations

You may wish to consider an investment in the notes if:

▪

You anticipate that the Exchange Rate Measure will increase from the Starting Value to the Ending Value. In other words, you anticipate that the Indian rupee will strengthen relative to the euro from the pricing date to the calculation day.

▪	You are willing to risk a partial loss of principal and return if the Exchange Rate Measure decreases from the Starting Value to the Ending Value.

▪	You are willing to forgo the interest payments that are paid on conventional interest bearing debt securities.

▪

You are willing to accept a limited market for sales prior to maturity, and understand that the market prices for the notes, if any, will be affected by various factors, including our actual and perceived creditworthiness, and the fees charged on the notes, as described on page TS-2.

▪	You are willing to assume our credit risk, as issuer of the notes, for all payments under the notes, including the Redemption Amount.

The notes may not be an appropriate investment for you if:

▪

You believe that the Exchange Rate Measure will decrease from the Starting Value or that it will not increase sufficiently over the term of the notes to provide you with your desired return. In other words, you anticipate that the Indian rupee will weaken relative to the euro or that it will not sufficiently strengthen relative to the euro from the pricing date to the calculation day.

▪	You seek 100% principal protection or preservation of capital.

▪	You seek a guaranteed return beyond the Minimum Redemption Amount.

▪	You seek interest payments or other current income on your investment.

▪	You seek an investment for which there will be a liquid secondary market.

▪	You are unwilling or are unable to take market risk on the notes or to take our credit risk as issuer of the notes.

We urge you to consult your investment, legal, tax, accounting, and other advisors before you invest in the notes.

Currency Market Index Target-Term Securities®	TS-3

Currency Market Index Target-Term Securities® Linked to the Indian Rupee/Euro Exchange Rate Measure, due March 27, 2015

Hypothetical Payout Profile

This graph reflects the returns on the notes, based on the Participation Rate of 178% and the Minimum Redemption Amount of $9.00 per unit. The blue line reflects the returns on the notes, while the dotted gray line reflects the returns of a direct investment in the Exchange Rate Measure.

This graph has been prepared for purposes of illustration only.

Hypothetical Payments at Maturity

The following table and examples are for purposes of illustration only. They are based on hypothetical values and show hypothetical returns on the notes. The actual amount you receive and the resulting total rate of return will depend on the actual Ending Value and term of your investment.

The following table is based on the Starting Value of 100, the Participation Rate of 178%, the Minimum Redemption Amount of $9.00 per unit. It illustrates the effect of a range of Ending Values on the Redemption Amount per unit of the notes and the total rate of return to holders of notes. The following examples do not take into account any tax consequences from investing in the notes.

Ending Value		Percentage Change from the Starting Value to the Ending Value	Redemption Amount per Unit(1)		Total Rate of Return on the Notes
70.00		-30.00%	$9.00		-10.00%
80.00		-20.00%	$9.00		-10.00%
90.00		-10.00%	$9.00	(2)	-10.00%
95.00		-5.00%	$9.50		-5.00%
100.00	(1)	0.00%	$10.00		0.00%
105.00		5.00%	$10.89		8.90%
110.00		10.00%	$11.78		17.80%
120.00		20.00%	$13.56		35.60%
130.00		30.00%	$15.34		53.40%
140.00		40.00%	$17.12		71.20%
150.00		50.00%	$18.90		89.00%
160.00		60.00%	$20.68		106.80%
170.00		70.00%	$22.46		124.60%

(1)	This is the Starting Value.

(2)	The Redemption Amount per unit will not be less than the Minimum Redemption Amount.

(3)	The Redemption Amount per unit is based on the Participation Rate of 178%.

Currency Market Index Target-Term Securities®	TS-4

Currency Market Index Target-Term Securities® Linked to the Indian Rupee/Euro Exchange Rate Measure, due March 27, 2015

Redemption Amount Calculation Examples

Example 1

The Ending Value is 80, or 80% of the Starting Value:

Starting Value:	100
Ending Value:	80

$10 –	[	$10 ×	(100 – 80)	]	= $8.00, however, because the Redemption Amount for the notes cannot be less than the Minimum Redemption Amount, the Redemption Amount will be $9.00 per unit.
100

Example 2

The Ending Value is 95, or 95% of the Starting Value:

Starting Value:	100
Ending Value:	95

Redemption Amount (per unit) = the greater of (a) $10 –	[	$10 ×	(100 – 95)	]	= $9.50 and (b) $9.00 = $9.50 per unit
100

Example 3

The Ending Value is 130, or 130% of the Starting Value:

Starting Value:	100
Ending Value:	130

$10 +	[	$10 × 178% ×	(130 – 100)	]	= $15.34 Redemption Amount per unit
100

Currency Market Index Target-Term Securities®	TS-5

Currency Market Index Target-Term Securities® Linked to the Indian Rupee/Euro Exchange Rate Measure, due March 27, 2015

Risk Factors

There are important differences between the notes and a conventional debt security. An investment in the notes involves significant risks, including those listed below. You should carefully review the more detailed explanation of risks relating to the notes in the “Risk Factors” sections beginning on page S-10 of product supplement FX MITTS-2 and page S-6 of the Series A MTN prospectus supplement identified above under “Summary.” We also urge you to consult your investment, legal, tax, accounting, and other advisors before you invest in the notes.

▪

Depending on the performance of the Exchange Rate Measure as measured shortly before the maturity date, you may not earn a return on your investment and you may lose up to 10% of your principal amount.

▪	Your return on the notes may be less than the yield you could earn by owning a conventional fixed or floating rate debt security of comparable maturity.

▪

Payments on the notes are subject to our credit risk, and actual or perceived changes in our creditworthiness are expected to affect the value of the notes. If we become insolvent or are unable to pay our obligations, you may lose your entire investment.

▪

If you attempt to sell the notes prior to maturity, their market value may be lower than the price you paid for the notes due to, among other things, the inclusion of fees charged for developing, hedging and distributing the notes, as described on page TS-11 and various credit, market and economic factors that interrelate in complex and unpredictable ways.

▪	A trading market is not expected to develop for the notes. We, MLPF&S and our respective affiliates are not obligated to make a market for, or to repurchase, the notes.

▪

Our business, hedging and trading activities, and those of MLPF&S and our respective affiliates (including trading in the euro and the Indian rupee), and any hedging and trading activities we, MLPF&S or our respective affiliates engage in for our clients’ accounts, may affect the market value and return of the notes and may create conflicts of interest with you.

▪	There may be potential conflicts of interest involving the calculation agent. We have the right to appoint and remove the calculation agent.

▪	The return on the notes depends on the Exchange Rate Measure, which is affected by many complex factors outside of our control.

▪	The Exchange Rate could be affected by the actions of the governments of India, the European Union, and the United States.

▪	Even though currencies trade around-the-clock, the notes will not trade around-the-clock, and the prevailing market prices for the notes may not reflect the current Exchange Rate.

▪	Suspensions or disruptions of market trading in the Indian rupee, the euro and the U.S. dollar may adversely affect the value of the notes.

▪	The notes are payable only in U.S. dollars and you will have no right to receive any payments in Indian rupee.

▪

You should consider the U.S. federal income tax consequences of investing in the notes. See “Material U.S. Federal Income Tax Consequences” below and “Material U.S. Federal Income Tax Considerations” beginning on page S-28 of product supplement FX MITTS-2.

Additional Risk Factor

Changes in the exchange rate of the Indian rupee relative to the U.S. dollar or in the exchange rate of the euro relative to the U.S. dollar may affect the Redemption Amount, particularly during days on which one or both of those exchange rates are not published.

The calculation agent will determine the Final Exchange Rate as described below, based on the exchange rate of the Indian rupee relative to the U.S. dollar and the exchange rate of the euro relative to the U.S. dollar. During a Non-Publication Event (as defined on page TS-7), the calculation agent may calculate the exchange rate of the euro relative to the U.S. dollar and the exchange rate for the Indian Rupee relative to the U.S. dollar on different days. As a result, changes in the value of the Indian rupee relative to the U.S. dollar or changes in the value of the euro relative to the U.S. dollar during those days could reduce the Redemption Amount.

Currency Market Index Target-Term Securities®	TS-6

Currency Market Index Target-Term Securities® Linked to the Indian Rupee/Euro Exchange Rate Measure, due March 27, 2015

The Exchange Rate Measure

The notes are designed to allow investors to participate in the movement of the Exchange Rate Measure. If the Exchange Rate Measure increases from its Starting Value to its Ending Value (that is, the Indian rupee strengthens relative to the euro), the notes provide upside participation at maturity.

The Exchange Rate Measure is designed to track the value of an investment in the Indian rupee relative to the euro, based upon the Exchange Rate. The Exchange Rate will be the number of Indian rupees for which one euro can be exchanged, calculated as described below. Accordingly, an increase in the Exchange Rate means that the Indian rupee has weakened relative to the euro (and the Exchange Rate Measure will decrease); a decrease in the Exchange Rate means that the Indian rupee has strengthened relative to the euro (and the Exchange Rate Measure will increase).

The Starting Value of the Exchange Rate Measure was set to 100 on the pricing date.

The Ending Value will equal:

100 +	[	100 ×	(	Initial Exchange Rate - Final Exchange Rate	)	]
Final Exchange Rate

The Initial Exchange Rate was determined on the pricing date, and the Final Exchange Rate will be determined on the calculation day, as the product of:

a)	the Indian rupee/U.S. dollar exchange rate (that is, the number of Indian rupees for which one U.S. dollar can be exchanged), as reported by Reuters Group PLC (“Reuters”) Reuters on page RBIB, or any substitute page thereto, under USD, at approximately 12:00 p.m. in Mumbai, India; and

b)	the U.S. dollar/euro exchange rate (that is, the number of U.S. dollars for which one euro can be exchanged as reported by Reuters on page TKFE2, or any substitute page thereto, at approximately 3:30 p.m. in Tokyo).

If the calculation agent determines that the scheduled calculation day is not a business day by reason of an extraordinary event, occurrence, declaration, or otherwise, or if the Indian rupee/U.S. dollar exchange rate or the U.S. dollar/euro exchange is not quoted on the page indicated above on the scheduled calculation day (each, a “Non-Publication Event”), then the calculation agent will determine the Final Exchange Rate as follows:

•

with respect to each exchange rate that is not affected by a Non-Publication Event, the Final Exchange Rate will be based on that unaffected exchange rate as quoted on the scheduled calculation day; and

•

with respect to each exchange rate that is affected by a Non-Publication Event, the calculation agent will determine that exchange rate on the next applicable business day on which that exchange rate is so quoted.

For example, if the U.S. dollar/euro exchange rate is quoted on the applicable page on the scheduled calculation day, but the Indian rupee/U.S. dollar exchange rate is not quoted on the applicable page on the scheduled calculation day, then the calculation agent will determine the Final Exchange Rate based on the product of (i) the U.S. dollar/euro exchange rate as so quoted on the scheduled calculation day and (ii) the Indian rupee/U.S. dollar exchange rate on the next applicable business day on which that exchange rate is so quoted.

However, in no event will the determination of the Final Exchange Rate be postponed to a date (the “final determination date”) that is later than the close of business in New York, New York on the second scheduled business day prior to the maturity date.

If, following a Non-Publication Event and postponement as described above, either of the applicable exchange rates set forth above remains not quoted on the final determination date, the Final Exchange Rate will nevertheless be determined on the final determination date. The calculation agent, in its sole discretion, will determine the Final Exchange Rate on the final determination date in a manner which the calculation agent considers commercially reasonable under the circumstances. In making its determination, the calculation agent may take into account spot quotations for the exchange rate that is subject to the Non-Publication Event and any other information that it deems relevant.

Currency Market Index Target-Term Securities®	TS-7

Currency Market Index Target-Term Securities® Linked to the Indian Rupee/Euro Exchange Rate Measure, due March 27, 2015

Hypothetical Calculations of the Ending Value

Set forth below are two examples of hypothetical Ending Value calculations (rounded to two decimal places), based on the Initial Exchange Rate of 69.5585, and assuming hypothetical Final Exchange Rates as follows.

Example 1:

Initial Exchange Rate:	69.5585
Hypothetical Final Exchange Rate:	52.1690

In this case, the Indian rupee has strengthened relative to the euro.

The hypothetical Ending Value would be 133.33, determined as follows:

Ending Value = 100 +	[	100 ×	(69.5585 – 52.1690)	]	= 133.33
52.1690

Example 2:

Initial Exchange Rate:	69.5585
Hypothetical Final Exchange Rate:	83.4702

In this case, the Indian rupee has weakened relative to the euro.

The hypothetical Ending Value would be 83.33, determined as follows:

Ending Value = 100 +	[	100 ×	(69.5585 – 83.4702)	]	= 83.33
83.4702

Currency Market Index Target-Term Securities®	TS-8

Currency Market Index Target-Term Securities® Linked to the Indian Rupee/Euro Exchange Rate Measure, due March 27, 2015

Historical Data on the Exchange Rates

The following table shows the high and low daily Exchange Rates from the first quarter of 2008 through the pricing date. We obtained this historical data from Bloomberg, L.P. As described above, the Exchange Rate is expressed as the number of Indian rupees for which one euro can be exchanged. As a result, the “High” values represent the weakest the Indian rupee was relative to the euro for the given quarter, while the “Low” values represent the strongest the Indian rupee was relative to the euro for the given quarter. We have not independently verified the accuracy or completeness of the information obtained from Bloomberg, L.P.

On the pricing date, the Exchange Rate was 69.5585 Indian rupees per euro.

		High	Low
2008	First Quarter	64.07	57.17
	Second Quarter	67.91	62.25
	Third Quarter	68.60	62.86
	Fourth Quarter	68.79	60.26

2009	First Quarter	69.14	62.38
	Second Quarter	68.34	64.88
	Third Quarter	71.30	66.97
	Fourth Quarter	70.06	66.61

2010	First Quarter	66.79	60.30
	Second Quarter	60.90	55.64
	Third Quarter	61.16	58.28
	Fourth Quarter	62.91	59.10

2011	First Quarter	64.03	58.47
	Second Quarter	66.36	62.97
	Third Quarter	66.90	62.26
	Fourth Quarter	71.05	65.15

2012	First Quarter	69.51	64.07
	Second Quarter	71.61	66.86
	Third Quarter	71.50	67.25
	Fourth Quarter	72.86	66.96

2013	First Quarter (through the pricing date)	72.88	69.98

Currency Market Index Target-Term Securities®	TS-9

Currency Market Index Target-Term Securities® Linked to the Indian Rupee/Euro Exchange Rate Measure, due March 27, 2015

The following graph shows the monthly historical values of the Exchange Rate Measure from January 2008 through February 2013, based upon historical Exchange Rates as of the end of each month. For purposes of this graph, the value of the Exchange Rate Measure was set to 100 as of December 31, 2007 and the value of the Exchange Rate Measure as of the end of each month is based upon the Ending Value as of the end of that month, calculated as described in the section “The Exchange Rate Measure” above. We obtained this historical data on the Exchange Rate from Bloomberg L.P. We have not independently verified the accuracy or completeness of the information obtained from Bloomberg L.P.

This historical data on the Exchange Rate Measure in the table and graph above is not necessarily indicative of its future performance or what the value of the notes may be. Any historical upward or downward trend in the value of the Exchange Rate Measure during any period set forth above is not an indication that the value of the Exchange Rate Measure is more or less likely to increase or decrease at any time over the term of the notes.

Before investing in the notes, you should consult publicly available sources for the values and trading pattern of the Exchange Rate.

Currency Market Index Target-Term Securities®	TS-10

Currency Market Index Target-Term Securities® Linked to the Indian Rupee/Euro Exchange Rate Measure, due March 27, 2015

Supplement to the Plan of Distribution

We will deliver the notes against payment therefor in New York, New York on a date that is greater than three business days following the pricing date. Under Rule 15c6-1 of the Securities Exchange Act of 1934, trades in the secondary market generally are required to settle in three business days, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade the notes more than three business days prior to the original issue date will be required to specify alternative settlement arrangements to prevent a failed settlement.

The notes will not be listed on any securities exchange. In the original offering of the notes, the notes will be sold in minimum investment amounts of 100 units.

If you place an order to purchase the notes, you are consenting to MLPF&S acting as a principal in effecting the transaction for your account.

MLPF&S may repurchase and resell the notes, with repurchases and resales being made at prices related to then-prevailing market prices or at negotiated prices. MLPF&S may act as principal or agent in these market-making transactions; however it is not obligated to engage in any such transactions.

The distribution of the Note Prospectus in connection with these offers or sales will be solely for the purpose of providing investors with the description of the terms of the notes that was made available to investors in connection with their initial offering. Secondary market investors should not, and will not be authorized to, rely on the Note Prospectus for information regarding Barclays or for any purpose other than that described in the immediately preceding sentence.

Role of MLPF&S

Under our distribution agreement with MLPF&S, MLPF&S will purchase the notes from us as principal at the public offering price indicated on the cover of this term sheet, less the indicated underwriting discount. The public offering price includes, in addition to the underwriting discount, a charge of approximately $0.075 per unit, reflecting an estimated profit earned by MLPF&S from transactions through which the notes are structured and resulting obligations hedged. Actual profits or losses from these hedging transactions may be more or less than this amount. In entering into the hedging arrangements for the notes, we seek competitive terms and may enter into hedging transactions with MLPF&S or one of its subsidiaries or affiliates.

All charges related to the notes, including the underwriting discount and the hedging related costs and charges, reduce the economic terms of the notes. For further information regarding these charges, our trading and hedging activities and conflicts of interest, see “Risk Factors — General Risks Relating to Currency MITTS” beginning on page S-10 and “Use of Proceeds” on page S-19 of product supplement FX MITTS-2.

Currency Market Index Target-Term Securities®	TS-11

Currency Market Index Target-Term Securities® Linked to the Indian Rupee/Euro Exchange Rate Measure, due March 27, 2015

Material U.S. Federal Income Tax Consequences

The material tax consequences of your investment in the notes are summarized below. The discussion below supplements the discussion under “Certain U.S. Federal Income Tax Considerations” in the accompanying prospectus supplement. Except as noted under “Non-U.S. Holders” below, this section applies to you only if you are a U.S. holder (as defined in the accompanying prospectus supplement) and you hold your notes as capital assets for tax purposes and does not apply to you if you are a member of a class of holders subject to special rules or are otherwise excluded from the discussion in the prospectus supplement. In addition, this discussion applies to you only if you are an initial purchaser of the notes; if you are a secondary purchaser of the notes, the tax consequences to you may be different.

In the opinion of our special tax counsel, Sullivan & Cromwell LLP, the notes will be treated as debt instruments subject to special rules governing contingent payment debt instruments for United States federal income tax purposes. This opinion assumes that the description of the terms of the notes in this preliminary term sheet is materially correct.

Under applicable U.S. Treasury Regulations governing debt instruments with payments denominated in, or determined by reference to, more than one currency, for persons whose functional currency is the U.S. dollar, the notes will not be foreign currency denominated debt instruments because the “predominant” currency of the notes is the U.S. dollar. Accordingly, we will treat the notes as being denominated in U.S. dollars, and we will treat payments on the notes determined by reference to the performance of the Exchange Rate Measure as contingent payments under the special federal income tax rules applicable to contingent payment debt instruments. Under these rules, if you are a U.S. individual or taxable entity, you generally will be required to accrue interest on a current basis in respect of the notes over their term based on the comparable yield for the notes and pay tax accordingly, even though you will not receive any payments from us until maturity. This comparable yield is determined solely to calculate the amount on which you will be taxed prior to maturity and is neither a prediction nor a guarantee of what the actual yield will be. In addition, any gain you may recognize on the sale or maturity of the notes would be taxed as ordinary interest income and any loss you may recognize on the sale or maturity of the notes would generally be ordinary loss to the extent of the interest you previously included as income in respect of the notes and thereafter would be capital loss. If you are a noncorporate holder, you would generally be able to use such ordinary loss to offset your income only in the taxable year in which you recognize the ordinary loss and would generally not be able to carry such ordinary loss forward or back to offset income in other taxable years.

Barclays has determined that the comparable yield for the notes is equal to 0.77% per annum, compounded semi-annually, with a single projected payment at maturity of $10.15 based on an investment of $10.

If you purchase your notes for an amount that differs from the principal amount of the notes, you may be subject to special tax rules as described in “Certain U.S. Federal Income Tax Considerations — U.S. Federal Income Tax Treatment of the notes as Indebtedness for U.S. Federal Income Tax Purposes — Contingent Payment Debt Instruments” in the accompanying prospectus supplement (in particular, the rules that apply when a U.S. holder purchases a contingent payment debt instrument for an amount that differs from the adjusted issue price of that contingent payment debt instrument at the time of the purchase). These rules are complex and therefore individuals are urged to consult their tax advisors regarding these rules.

For a further discussion of the tax treatment of your notes, including information regarding obtaining the projected payment schedule for your notes and the tax consequences to secondary purchasers of the notes, please see the discussions under the heading “Certain U.S. Federal Income Tax Considerations — U.S. Federal Income Tax Treatment of the notes as Indebtedness for U.S. Federal Income Tax Purposes — Contingent Payment Debt Instruments” in the accompanying prospectus supplement and under the heading “Material U.S. Federal Income Tax Considerations” in the accompanying product supplement FX MITTS-2.

“Specified Foreign Financial Asset” Reporting. Under legislation enacted in 2010, owners of “specified foreign financial assets” with an aggregate value in excess of $50,000 (and in some circumstances, a higher threshold) may be required to file an information report with respect to such assets with their tax returns. “Specified foreign financial assets” generally include any financial accounts maintained by foreign financial institutions (which would include debt of a foreign financial institution that is not regularly traded on an established securities market, and accordingly may include your notes), as well as any of the following, but only if they are not held in accounts maintained by financial institutions: (i) stocks and securities issued by non-U.S. persons, (ii) financial instruments and contracts held for investment that have non-U.S. issuers or counterparties and (iii) interests in foreign entities. The Internal Revenue Service has issued guidance exempting “specified foreign financial assets” held in a financial account from reporting under this provision (although the financial account itself, if maintained by a foreign financial institution, may remain subject to this reporting requirement). Holders are urged to consult their tax advisors regarding the application of this legislation to their ownership of the notes.

Non-U.S. Holders. Barclays currently does not withhold on payments treated as interest to non-U.S. holders in respect of instruments such as the Notes. However, if Barclays determines that there is a material risk that it will be required to withhold on any such payments, Barclays may withhold on any payments at a 30% rate, unless you have provided to Barclays (i) a valid Internal Revenue Service Form W-8ECI or (ii) a valid Internal Revenue Service Form W-8BEN claiming tax treaty benefits that reduce or eliminate withholding. If Barclays elects to withhold and you have provided Barclays with a valid Internal Revenue Service Form W-8BEN claiming tax treaty benefits that reduce or eliminate withholding, Barclays may nevertheless withhold up to 30% on payments it makes to you if there is any possible characterization of the payments that would not be exempt from withholding under the treaty. In addition, non-U.S. holders will be subject to the general rules regarding information reporting and backup withholding as described under the heading “Certain U.S. Federal Income Tax Considerations — Information Reporting and Backup Withholding” in the accompanying prospectus supplement.

Currency Market Index Target-Term Securities®	TS-12

Currency Market Index Target-Term Securities® Linked to the Indian Rupee/Euro Exchange Rate Measure, due March 27, 2015

Where You Can Find More Information

We have filed a registration statement (including a product supplement, a prospectus supplement, and a prospectus) with the SEC for the offering to which this term sheet relates. Before you invest, you should read the Note Prospectus, including this term sheet, and the other documents that we have filed with the SEC, for more complete information about us and this offering. You may get these documents without cost by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, we, any agent, or any dealer participating in this offering will arrange to send you these documents if you so request by calling MLPF&S toll-free at 1-866-500-5408.

Market-Linked Investments Classification

MLPF&S classifies certain market-linked investments (the “Market-Linked Investments”) into categories, each with different investment characteristics. The following description is meant solely for informational purposes and is not intended to represent any particular Market Downside Protection Market-Linked Investment or guarantee any performance.

Market Downside Protection Market-Linked Investments combine some of the capital preservation features of traditional bonds with the growth potential of equities and other asset classes. They offer full or partial market downside protection at maturity, while offering market exposure that may provide better returns than comparable fixed income securities. It is important to note that the market downside protection feature provides investors with protection only at maturity, subject to issuer credit risk. In addition, in exchange for full or partial protection, you forfeit dividends and full exposure to the linked asset’s upside. In some circumstances, this could result in a lower return than with a direct investment in the asset.

“Market Index Target-Term Securities®” and “MITTS®” are registered service marks of Bank of America Corporation, the parent company of MLPF&S.

Currency Market Index Target-Term Securities®	TS-13